UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

Jose Miguel Enrich

781 Crandon Blvd. 902

Key Biscayne, FL 33149

(844) 479-1507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Jose Miguel Enrich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 72,807,693
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 72,807,693
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,807,693
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 26.1% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer (as defined below) in its Form S-1 filed on September 19, 2023.

(1)	Name of Reporting Persons: MBI Holdings, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 47,025,518
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 47,025,518
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,025,518
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.9% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023.

(1)	Name of Reporting Persons: GFAPCH FO, S.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,084,267
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,084,267
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,084,267
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023.

(1)	Name of Reporting Persons: DGR Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,426,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,426,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,426,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023.

(1)	Name of Reporting Persons: Pequeno Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,766,508
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,766,508
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,766,508
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023.

(1)	Name of Reporting Persons: Bolis Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,153,203
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,153,203
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,153,203
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.8% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 26, 2023, as amended and supplemented by Amendment No. 1 filed on August 3, 2023 and Amendment No. 2 filed on August 28, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

On September 15, 2023, the Issuer and MBI Holdings LP (“MBI”) entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which MBI purchased $1.8 million of warrants entitling MBI to purchase 3,984,946 shares of Common Stock for consideration in the form of a letter of credit delivered by MBI to Midcap Funding IV Trust in an amount of approximately $15 million and the agreement by certain affiliates of MBI to enter into certain amendments to the convertible debenture issued by the Issuer to such affiliates on December 16, 2022.

ITEM 5. INTEREST IN SECURITIES OF RUBICON TECHNOLOGIES, INC.

(a), (b) The following disclosure assumes there are 279,015,143 shares of Common Stock consisting of (i) warrants to purchase 3,984,946 shares of Common Stock reported herein, and (ii) 275,030,197 shares of Common Stock outstanding as of August 31, 2023, as reported by the Issuer in its Form S-1 filed on September 19, 2023. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 72,807,693 shares of Common Stock, which constitutes approximately 26.1% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF RUBICON TECHNOLOGIES, INC.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Securities Purchase Agreement, dated September 15, 2023, by and among Rubicon Technologies, Inc. and MBI Holdings LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of September 21, 2023

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director